Falconridge Oil Technologies Corp.
17-120 West Beaver Creek Rd.
Richmond Hill, Ontario, Canada L4B 1L2
Telephone: (905) 771– 6551

April 4, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	H. Roger Schwall,
Assistant Director

Dear Sirs:

Re:	Falconridge Oil Technologies Corp. (the “Company”)
Amended Registration Statement on Form S-1/A #2
File No. 333-191018
Filed December 16, 2013

Further to the filing of an amended registration statement on Form S-1/A #2 filed by the Company on December 16, 2013, the Company writes to update response of the Company to your letter to the Company dated January 9, 2014 regarding the Company’s Registration Statement on Form S-1/A #2. For your ease of reference, the Company’s responses to your comments are numbered in a corresponding manner:

Registration Statement on Form S-1

General

1.	We received your amended confidential treatment request on December 19, 2013. We will provide in a separate letter any comments related to the amended request.

Response: n/a.

2.
Notwithstanding your response to comment 2 from our letter to you dated November 8, 2013, we reissue the comment. Please file as exhibits your licensing agreement with HydroSlotter Corporation of Canada, and the agreement by which you are “exclusive agents of TST in the United Arab Emirates and exclusive marketing principal of TST globally, with non-exclusive rights to TST in [certain areas] .…” See Item 601(b)(10) of Regulation S-K. An agreement to keep a contract confidential does not eliminate the disclosure requirements of the federal securities laws.

Response: The agreement with the HydroSlotter Corporation of Canada (“HSC”) has been amended for confidentiality purposes and filed along with a confidential treatment request letter pursuant to Rule 24b-2, promulgated by the Commission under the Securities Exchange Act of 1934, as amended.  As such, certain parts of the filed agreement have not been disclosed and a complete physical copy of the agreement has been filed separately with the Securities and Exchange Commission.

3.
In addition, revise your disclosure to discuss the material terms of the agreements, including the effective date, the counterparty, amounts to be paid, expiration date, and what each agreement covers. Also disclose whether the agreements have been extended and, if so, file any amendment and disclose the new end date. We note the related disclosure at page F-18 indicating that the licensing agreement was scheduled to end on December 31, 2013, but might be extended. Lastly, please note that the identity of the counterparty to a material contract would not be the appropriate subject of a confidential treatment request.

Response: The Company has revised the amended registration statement.

4.
In that regard, please disclose explicitly if and when Mr. Pellicane’s service to HSC ended. Also clarify the role he played in the negotiation of any agreements between HSC and Falconridge, and indicate on whose behalf he participated in such negotiations, insofar as it appears that he was working for both entities during the time of the agreements.

Response: The Company has revised the amended registration statement as the prior information was incorrect as it was due to a mistake of facts.  Mr. Mark Pellicane never worked as an employee or independent contractor with HSC.  At all times, he worked as a representative of Falconridge Ontario prior to the reverse takeover.  As such, he only played a role for Falconridge Ontario when negotiating the agreement with HSC.

Business Overview

5.
Notwithstanding your response to prior comment 7, you continue to disclose that you are the “exclusive agents of TST in the United Arab Emirates and the exclusive marketing principal of TST, with non-exclusive rights to TST in any geographical region, country, or territory that does not infringe on the territorial rights of any other exclusive arrangement for TST that does not involve [you]” (emphasis added). However, you disclose at note 7 to your financial statements that you have the “non-exclusive right to market, represent and use HSC’s Terra Slicing Technology” (emphasis added). Please advise or revise.

Response: The Company has revised the amended registration statement.

Exhibits

6.
We note your response to prior comment 12 from our letter to you dated November 8, 2013. We further note your disclosure at pages 24 and 28 that you “received a royalty interest upon completion” as payment for a workover of a well completed in February 2012, and that such royalty interest comprises a substantial portion of your revenue. You also indicate at page 33 that the royalty “exists for the life of the well.” Please re-file the agreement as an exhibit.

Response: The royalty agreement with the Company has been amended for confidentiality purposes and filed along with a confidential treatment request letter pursuant to Rule 24b-2, promulgated by the Commission under the Securities Exchange Act of 1934, as amended.  As such, certain parts of the filed agreement have not been disclosed and a complete physical copy of the agreement has been filed separately with the Securities and Exchange Commission.

Additionally, former Exhibit 99.1 has been re-added to the amended registration statement.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

FALCONRIDGE OIL TECHNOLOGIES CORP.

Per: /s/ Mark Pellicane
Mark Pellicane
Chief Executive Officer